EXHIBIT 12.1

                        RADIO ONE, INC. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
            FOR THE YEARS ENDED DECEMBER 26, 1993, DECEMBER 25, 1994,
                      AND DECEMBER 31, 1995, 1996 AND 1997
                                 (IN THOUSANDS)

                                                1993            1994            1995            1996            1997
                                           -------------   -------------   -------------   -------------   ---------
Net income (loss) ......................     $      14       $   1,223       $  (1,856)      $  (3,609)      $  (4,944)
Add:
    Provision for income taxes..........            92              30             --              --              --
    Extraordinary item..................           138             --              468             --            1,985
    Fixed charges (a)...................         2,086           2,783           5,588           7,762           9,180
                                           -----------     -----------     -----------     -----------     -----------
Earnings available for fixed charges....         2,330           4,036           4,200           4,153           6,221
Fixed charges (a).......................         2,086           2,783           5,588           7,762           9,180
                                           -----------     -----------     -----------     -----------     -----------
Ratio of earnings to fixed charges......          1.12            1.45            0.75            0.54            0.68
                                           ===========     ===========     ===========     ===========     ===========

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(a)  Fixed  charges  represent  interest  expense,   including  amortization  of
     discounts and the component of rent expense believed by management to be representative of the interest factor (one-third of rent expense).